

Mail Stop 3030

August 10, 2009

Via Facsimile and U.S. Mail

Mr. Graham Neil
Chief Financial Officer
Vasogen Inc.
4 Robert Speck Parkway, 15th Floor
Mississauga, Ontario   L4Z 1S1

> **RE: Vasogen Inc.**
> **Form 20-F for fiscal year ended November 30, 2008**
> **Filed February 27, 2009**
> **File No. 0-29350**

Dear Mr. Neil:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for fiscal year ended November 30, 2008

Disclosure Controls and Procedures, page 50

1.   We note your disclosure that "the Chief Executive Officer and the Chief Financial
        Officer have concluded that, as at November 30, 2008, the disclosure controls and
        procedures were effective to provide reasonable assurance that the information [you are]
        required to disclose on a continuous basis in annual and interim filings and other reports
        [are] recorded, processed, summarized, and reported or disclosed on a timely basis as
        required". The language that is currently included after the word "effective" in your
        disclosure appears to be superfluous, since the meaning of "disclosure controls and
        procedures" is established by Rule 13a-15(e) of the Exchange Act. Please remove the
        language in your future filings or revise the disclosure so that the language that appears
        after the word "effective" is substantially similar in all material respects to the language
        that appears in the entire two-sentence definition of "disclosure controls and procedures"
        set forth in Rule 13a-15(e).

Note 18. Difference Between Generally Accepted Accounting Principles in Canada and the
United States, page 91

2.   We note throughout the filing that you implemented restructuring plans in fy 2008
        resulting in severances, transition costs and a reduction in the number of full-time
        employees from 104 to six. To the extent that these represent restructuring plans, please
        revise your notes and MD&A in future filings to provide the disclosures required by
        paragraph 20 of SFAS 146 and SAB Topic 5P:4.

*   *   *   *

        As appropriate, please respond to this comment within 10 business days or tell us when
you will provide us with a response. Please furnish a cover letter with your response that keys
your response to our comment and provides any requested information. Detailed cover letters
greatly facilitate our review. Please understand that we may have additional comments after
reviewing your amendment and response to our comment.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes all information required under the Securities and
Exchange Act of 1934 and that they have provided all information investors require for an
informed investment decision. Since the company and its management are in possession of all
facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of
the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact David Burton, Staff Accountant, at (202) 551-3626 or me at (202) 551-3639 if you have questions regarding these comments. In this regard, do not hesitate to contact Kevin L. Vaughn, Accounting Branch Chief, at (202) 551-3643.

Sincerely,

Tara L. Harkins
Reviewing Accountant